March 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Rufus Decker, Kate Beukenkamp and Taylor Beech

RE:	WinVest (BVI) Ltd. Xtribe (BVI) Ltd. WinVest Acquisition Corp.
Amendment No. 1 to Registration Statement on Form F-4
SEC File No. 333-285721 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, WinVest (BVI) Ltd. (“WinVest BVI”) and WinVest Acquisition Corp. (the “SPAC” and together with WinVest BVI, the “Co-Registrants”) respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time, on March 31, 2025, or as soon as practicable thereafter, or at such other time as the Co-Registrants or the SPAC’s legal counsel Haynes and Boone, LLP, request by telephone that such Registration Statement be declared effective.

The Co-Registrants hereby authorize Matthew L. Fry, of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Fry at (214) 651-5443, or in his absence Sunyi Snow at (214) 651-5463, of Haynes and Boone, LLP, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Fry, via email at matt.fry@haynesboone.com. Please contact either of Mr. Fry or Ms. Snow if you have any questions or concerns regarding this matter.

Very truly yours,

WinVest Acquisition Corp.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title	Chief Executive Officer and Chief Financial Officer

WinVest (BVI) Ltd.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title	Sole Director